NUVEEN FLOATING RATE INCOME OPPORTUNITY FUND

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 11, 2013

File No. 333-187029

File No. 811-21579

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☒	Post-Effective Amendment No. 1

and/or

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒	Amendment No. 17

NUVEEN FLOATING RATE INCOME OPPORTUNITY FUND

(Exact Name of Registrant as Specified in Charter)

333 WEST WACKER DRIVE, CHICAGO, ILLINOIS 60606

(Address of Principal Executive Offices

(Number, Street, City, State, Zip Code)

(800) 257-8787

(Registrant’s Telephone Number, including Area Code)

Kevin J. McCarthy

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copy to:

Thomas S. Harman

Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-187029) of Nuveen Floating Rate Income Opportunity Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a Facing Page, this Explanatory Note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25:	Financial Statements and Exhibits.

1. Contained in Part A:

Financial Highlights of Nuveen Floating Rate Income Opportunity Fund (the “Fund” or the “Registrant”) for the fiscal years ended July 31, 2012, 2011, 2010, 2009, 2008, 2007, 2006, and 2005 and for the fiscal period July 27, 2004 (commencement of operations) through July 31, 2004.

Contained in Part B:

Financial Statements of the Fund are incorporated in Part B by reference to Registrant’s July 31, 2012 Annual Report (audited) on Form N-CSR as filed with the SEC on October 5, 2012.

2.	Exhibits:

a.1	Registrant’s Declaration of Trust dated April 27, 2004. Filed on May 5, 2004 as Exhibit a.1 to Registrant’s Registration Statement on Form N-2 (File No. 333-115200) and incorporated by reference herein.

a.2	Registrant’s Amended and Restated Declaration of Trust dated May 17, 2004. Filed on June 9, 2004 as Exhibit a.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-115200) and incorporated by reference herein.

b.	Registrant’s By-laws (Amended and Restated as of November 18, 2009). Filed on June 2, 2010 as Exhibit b. to Registrant’s Registration Statement on Form N-2 (File No. 333-167242) and incorporated by reference herein.

c.	None.

d.	Not Applicable.

e.	Terms and Conditions of the Automatic Dividend Reinvestment Plan. Filed on July 27, 2004 as Exhibit e. to Registrant’s Registration Statement on Form N-2 (File No. 333-115200) and incorporated by reference herein.

f.	None.

g.1	Investment Management Agreement between the Registrant and Nuveen Asset Management (now, Nuveen Fund Advisors, LLC) dated November 13, 2007. Filed on June 2, 2010 as Exhibit g.1 to Registrant’s Registration Statement on Form N-2 (File No. 333-167242) and incorporated by reference herein.

g.2	Investment Sub-Advisory Agreement between Nuveen Asset Management (now, Nuveen Fund Advisors, LLC) and Symphony Asset Management LLC dated November 13, 2007. Filed on June 2, 2010 as Exhibit g.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-167242) and incorporated by reference herein.

h.1	Form of Underwriting Agreement between the Registrant, Nuveen Institutional Advisory Corp. (now, Nuveen Fund Advisors, LLC), Symphony Asset Management LLC and Citigroup Global Markets Inc. Filed on September 16, 2004 as Exhibit h.1 to Registrant’s Registration Statement on Form N-2 (File No. 333-117123) and incorporated by reference herein.

h.2	Form of Solomon Smith Barney Inc. Master Selected Dealer Agreement. Filed on September 16, 2004 as Exhibit h.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-117123) and incorporated by reference herein.

h.3	Form of Nuveen Master Selected Dealer Agreement. Filed on September 16, 2004 as Exhibit h.3 to Registrant’s Registration Statement on Form N-2 (File No. 333-117123) and incorporated by reference herein.

h.4	Form of Solomon Smith Barney Inc. Master Agreement Among Underwriters. Filed on September 16, 2004 as Exhibit h.4 to Registrant’s Registration Statement on Form N-2 (File No. 333-117123) and incorporated by reference herein.

h.5	Form of Dealer Letter Agreement between Nuveen Investments and Citigroup Global Markets Inc. Filed on July 27, 2004 as Exhibit h.5 to Registrant’s Registration Statement on Form N-2 (File No. 333-115200) and incorporated by reference herein.

h.6	Distribution Agreement between the Registrant and Nuveen Investments, LLC (now, Nuveen Securities, LLC) dated August 27, 2010. Filed on September 28, 2010 as Exhibit h.6 to Registrant’s Registration Statement on Form N-2 (File No. 333-167242) and incorporated by reference herein.

h.7	First Amendment, dated August 17, 2012, to the Distribution Agreement between the Registrant and Nuveen Investments, LLC (now, Nuveen Securities, LLC) dated August 27, 2010. Filed on August 17, 2012 as Exhibit h.7 to Registrant’s Registration Statement on Form N-2 (File No. 333-167328) and incorporated by reference herein.

h.8	Equity Distribution Agreement between the Registrant, Nuveen Investments, LLC (now, Nuveen Securities, LLC), Nuveen Asset Management (now, Nuveen Fund Advisor, LLC), and Stifel, Nicolaus & Company, Incorporated dated August 27, 2010. Filed on September 28, 2010 as Exhibit h.7 to Registrant’s Registration Statement on Form N-2 (File No. 333-167242) and incorporated by reference herein.

h.9	First Amendment, dated August 17, 2012, to the Equity Distribution Agreement between the Registrant, Nuveen Investments, LLC (now, Nuveen Securities, LLC), Nuveen Asset Management (now, Nuveen Fund Advisors, LLC), and Stifel, Nicolaus & Company, Incorporated, dated August 27, 2010. Filed on August 17, 2012 as Exhibit h.9 to Registrant’s Registration Statement on Form N-2 (File No. 333-167242) and incorporated by reference herein.

h.10	Distribution Agreement Relating to At-the-Market Offerings between the Registrant and Nuveen Securities, LLC dated March 4, 2013.*

h.11	Dealer Agreement Regarding At-the-Market Offerings between Nuveen Securities, LLC and Stifel, Nicolaus & Company, Incorporated dated March 4, 2013.*

i.	Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees. Filed on July 27, 2004 as Exhibit i. to Registrant’s Registration Statement on Form N-2 (File No. 333-115200) and incorporated by reference herein.

j.1	Amended and Restated Master Custodian Agreement between the Registrant and State Street Bank and Trust Company dated February 25, 2005. Filed on September 28, 2010 as Exhibit j.1 to Registrant’s Registration Statement on Form N-2 (File No. 333-167242) and incorporated by reference herein.

j.2	Appendix A, dated March 9, 2012, to the Amended and Restated Master Custodian Agreement between the Registrant and State Street Bank and Trust Company dated February 25, 2005. Filed on November 30, 2012 as Exhibit j.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-167242) and incorporated by reference herein.

k.1	Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company dated October 7, 2002. Filed on July 27, 2004 as Exhibit k.1 to Registrant’s Registration Statement on Form N-2 (File No. 333-115200) and incorporated by reference herein.

k.2	Schedule A, dated May 25, 2011, to the Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company dated October 7, 2002. Filed on November 30, 2012 as k.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-167242) and incorporated by reference herein.

l.	Opinion and Consent of Bingham McCutchen LLP. Filed on March 4, 2013 as Exhibit l. to Registrant’s Registration Statement on Form N-2 (File No. 333-187029) and incorporated by reference herein.

m.	None.

n.	Consent of Ernst & Young LLP. Filed on March 4, 2013 as Exhibit n. to Registrant’s Registration Statement on Form N-2 (File No. 333-187029) and incorporated herein by reference herein.

o.	None.

p.	Subscription Agreement dated July 6, 2004. Filed on July 27, 2004 as Exhibit p. to Registrant’s Registration Statement on Form N-2 (File No. 333-115200) and incorporated by reference herein.

q.	None.

r.	Code of Ethics and Reporting Requirements of Nuveen Investments, Inc. (including affiliated entities) and the Nuveen Funds, effective January 1, 2013. Filed on March 4, 2013 as Exhibit r. to Registrant’s Registration Statement on Form N-2 (File No. 333-187029) and incorporated by reference herein.

s.	Powers of Attorney. Filed on June 7, 2011 as Exhibit s. to Registrant’s Registration Statement on Form N-2 (File No. 333-167242) and incorporated by reference herein.

*	Filed herewith.

Item 26:	Marketing Arrangements.

See relevant Sections of the Distribution Agreement and Equity Distribution Agreement which have been filed as Exhibits h.6 and h.8, respectively, to this Registration Statement.

Item 27:	Other Expenses of Issuance and Distribution.

Printing and Engraving Fees	$17,500
Legal Fees	50,000
Accounting Fees	4,000
Financial Industry Regulatory Authority Fees	17,149
Stock Exchange Listing Fees	29,750
Securities and Exchange Commission Registration Fees	15,594
Miscellaneous Fees	6,007

$140,000

Item 28:	Persons Controlled by or under Common Control with Registrant.

Not applicable.

Item 29:	Number of Holders of Securities.

As of December 31, 2012:

Title of Class	Number of Record Holders
Common Shares, $0.01 par value	16,371

Item 30:	Indemnification.

Section 4 of Article XII of the Registrant’s Declaration of Trust provides as follows:

Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person:

(a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which die proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

(i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

(ii) by written opinion of independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4, provided that either:

(a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

(b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4, a “Disinterested Trustee” is one (x) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

As used in this Section 4, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

The trustees and officers of the Registrant are covered by the Mutual Fund Professional Liability policy in the aggregate amount of $70,000,000 against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen Funds, except for matters that involve willful acts, bad faith, gross negligence and willful disregard of duty (i.e., where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of the Registrant or where he or she had reasonable cause to believe this conduct was unlawful). The policy has a $2,500,000 deductible for operational failures (after the deductible is satisfied, the insurer would cover 80% of any operational failure claims and the Fund would be liable for 20% of any such claims) and $1,000,000 deductible for all other claims, with $0 deductible for individual insureds.

Section 9 of the Form of Underwriting Agreement filed as Exhibit h.1 to this Registration Statement provides for each of the parties thereto, including the Registrant and the Agent, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31:	Business and Other Connections of Investment Adviser and Subadviser.

Nuveen Fund Advisors, LLC (“NFALLC”), serves as investment adviser or manager to other open-end and closed-end management investment companies and to separately managed accounts. The principal business address for all of these investment companies and the persons named below is 333 West Wacker Drive, Chicago, Illinois 60606.

NFALLC has no other clients or business at the present time. For a description of other business, profession, vocation or employment of a substantial nature in which any director or officer of the investment adviser who serve as officers or Trustees of the Registrant has engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee, see the descriptions under “Management of the Fund” in Part B of this Registration Statement. Such information for the remaining senior officers of NFALLC appears below:

Name and Position with NFALLC	Other Business, Profession, Vocation or Employment During Past Two Years
Thomas J. Schreier, Jr., Co-President	Vice Chairman, Wealth Management, of Nuveen Investments, Inc. (since 2011); Chairman of Nuveen Asset Management, LLC (since 2011); formerly, Chief Executive Officer and Chief Investment Officer of FAF Advisors; formerly, President of First American Funds.

Sherri A. Hlavacek, Managing Director and Corporate Controller	Managing Director and Corporate Controller of Nuveen Investments, Inc., Nuveen Securities, LLC, Nuveen Investments Advisers Inc., Nuveen Investments Holdings, Inc. and of Nuveen Asset Management, LLC (since 2011); Vice President and Controller of Nuveen Investment Solutions, Inc., NWQ Investment Management Company, LLC, NWQ Holdings, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Symphony Asset Management LLC and Nuveen HydePark Group, LLC; Certified Public Accountant.

Name and Position with NFALLC	Other Business, Profession, Vocation or Employment During Past Two Years
Mary E. Keefe, Managing Director and Chief Compliance Officer	Managing Director (since 2004) and Director of Compliance of Nuveen Investments, Inc.; Managing Director and Chief Compliance Officer of Nuveen Securities, LLC, Nuveen Asset Management, LLC, Nuveen Investments Advisers Inc., Symphony Asset Management LLC, Santa Barbara Asset Management, LLC, Nuveen Investment Solutions, Inc. and Nuveen HydePark Group, LLC; Vice President and Assistant Secretary of Winslow Capital Management, LLC.

John L. MacCarthy, Director, Executive Vice President and Secretary	Executive Vice President (since 2008), Secretary and General Counsel (since 2006) of Nuveen Investments, Inc., Nuveen Securities, LLC and Nuveen Investments Holdings, Inc.; Executive Vice President (since 2008) and Secretary (since 2006) of Nuveen Investments Advisers Inc., NWQ Holdings, LLC, NWQ Investment Management Company, LLC, Tradewinds Global Investors, LLC, Symphony Asset Management LLC, Santa Barbara Asset Management, LLC, Nuveen Hyde Park Group, LLC and Nuveen Investment Solutions, Inc.; Executive Vice President and Secretary (since 2011) of Nuveen Asset Management, LLC; Director, Vice President and Secretary of Winslow Capital Management, LLC.

Glenn R. Richter, Director	Executive Vice President, Chief Administrative Officer of Nuveen Investments, Inc. (since 2006); Executive Vice President of Nuveen Securities, LLC; Executive Vice President of Nuveen Investments Holdings, Inc.; Chief Administrative Officer of NWQ Holdings, LLC.

Symphony Asset Management LLC (“Symphony”) currently serves as an investment adviser or subadviser to certain other open-end and closed-end funds and as investment adviser to separately managed accounts. The address for Symphony is 555 California Street, Suite 2975, San Francisco, California 94104. See “Investment Adviser and Subadviser” in Part B of the Registration Statement.

Set forth below is a list of each director and officer of Symphony, indicating each business, profession, vocation or employment of a substantial nature in which such person has been, at any time during the past two fiscal years, engaged for his or her own account or in the capacity of director, officer, partner or trustee.

Name and Position with Symphony	Other Business Profession, Vocation or Employment During Past Two Years
Anne B. Popkin, President	Formerly, Principal, BlueCrest Capital Management LLC 40 Grosvenor Place, London, SW1X 7AW, England

David Goldstein, Vice President and Chief Operating Officer	None

Angela McKillen, Vice President and Chief Financial Officer	None

Gunther M. Stein, Chief Executive Officer and Chief Investment Officer	None

Ross S. Sakamoto, Co-Director of Equity Investments and Portfolio Manager	Formerly, Director, Deutsche Bank Advisors 345 Park Ave New York, NY 10154

Item 32:	Location of Accounts and Records.

NFALLC, 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholders meetings and contracts of the Registrant and all advisory material of the investment adviser. Symphony, 555 California Street, Suite 2975, San Francisco, California 94104, in its capacity as subadviser, also may maintain certain books and records of the Fund.

State Street Bank and Trust Company, 250 Royall Street, Canton, Massachusetts, 02021, maintains all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by NFALLC and Symphony.

Item 33:	Management Services.

Not applicable.

Item 34:	Undertakings.

1. Registrant undertakes to suspend the offering of its shares until the prospectus is amended if: (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. Not applicable.

4. (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “1933 Act”);

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of the registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. The Registrant undertakes that:

a. For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

b. For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 11th day of March, 2013.

NUVEEN FLOATING RATE INCOME OPPORTUNITY FUND /s/ Kevin J. McCarthy
Kevin J. McCarthy, Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Stephen D. Foy Stephen D. Foy	Vice President and Controller (principal financial and accounting officer)	March 11, 2013

/s/ Gifford R. Zimmerman Gifford R. Zimmerman	Chief Administrative Officer (principal executive officer)

Robert P. Bremner*	Chairman of the Board and Trustee

John P. Amboian*	Trustee

Jack B. Evans*	Trustee

William C. Hunter*	Trustee

David J. Kundert*	Trustee

William J. Schneider*	Trustee

Judith M. Stockdale*	Trustee

Carole E. Stone*	Trustee

Virginia L. Stringer*	Trustee

Terence J. Toth*	Trustee

By*:	/s/ Kevin J. McCarthy
Kevin J. McCarthy,
Attorney-In-Fact
March 11, 2013

*	The original powers of attorney authorizing Kevin J. McCarthy and Gifford R. Zimmerman, among others, to execute this Registration Statement, and Amendments thereto, for the trustees of the Registrant on whose behalf this Registration Statement is filed, have been executed and filed as Exhibit s. to Registrant’s Registration Statement on Form N-2 (File No. 333-167242) and incorporated by reference herein.

EXHIBIT INDEX

Name	Exhibit

Distribution Agreement Relating to At-the-Market Offerings between the Registrant and Nuveen Securities, LLC dated March 4, 2013	h.10

Dealer Agreement Regarding At-the-Market Offerings between Nuveen Securities, LLC and Stifel, Nicolaus & Company, Incorporated dated March 4, 2013	h.11